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                                                                    EXHIBIT 99.6

                                               EFFECTIVE DATE:  DECEMBER 4, 2000

                               CISCO SYSTEMS, INC.
                        STOCK OPTION ASSUMPTION AGREEMENT


Dear [CSS Optionee]:

As you know, on December 4, 2000 (the "Closing Date") Cisco Systems, Inc. ("Cisco") acquired certain assets of CAIS Software Solutions, Inc. ("CSS") (the "Acquisition"). On the Closing Date of the Acquisition you held one or more outstanding options to purchase shares of CSS common stock granted to you under the CAIS Software Solutions, Inc. 2000 Stock Option/Stock Issuance Plan (the "Plan") and documented with a Stock Option Agreement(s) and Notice(s) of Grant of Stock Option (collectively, the "Option Agreement") issued to you under the Plan (the "CSS Options"). In accordance with the Acquisition, on the Closing Date Cisco assumed all obligations of CSS under the CSS Options. Under the terms of the Acquisition, both the number of shares subject to your CSS options and the exercise price per share have been adjusted in accordance with the Exchange Ratio established for the Acquisition, which is 1.155 shares of Cisco common stock for each share of CSS common stock. This Agreement evidences the assumption of the CSS Options, including the necessary adjustments to the CSS Options required by the Acquisition.

Your CSS Options immediately before and after the Acquisition are as follows:

               CSS STOCK OPTIONS                           CISCO ASSUMED OPTIONS
               -----------------                           ---------------------
   # Shares of CSS        CSS Exercise Price       # of Shares of     Cisco Exercise Price
     Common Stock              Per Share          Cisco Common Stock       Per Share
   ---------------        ------------------      ------------------  --------------------


The post-Acquisition adjustments are based on the Exchange Ratio and are intended to: (i) assure that the total spread of each assumed CSS Option (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition.

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the "Company" or the "Corporation" means Cisco, (ii) to "Stock," "Common Stock" or "Shares" means shares of Cisco Stock, (iii) to the "Board of Directors" or the "Board" means the Board of Directors of Cisco and
(iv) to the "Committee" means the Compensation Committee of the Cisco Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of CSS will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary. To the extent the Option Agreement allowed you to deliver shares of CSS common stock as payment for the exercise price, shares of Cisco common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as CSS Stock prior to the Acquisition will be taken into account.

The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed CSS Options remain the same as set forth in your Option Agreement, but the number of shares subject to each vesting installment has been adjusted to reflect the Exchange Ratio. All other provisions which govern either the exercise or the termination of the assumed CSS Option remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as



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expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Cisco Stock. However, to the extent an item is not explicitly provided for in your option documents, Cisco policies will apply. For example, vesting of options will be suspended during all leaves of absence in accordance with Cisco policy, unless your option documents explicitly provide otherwise. Upon your termination of employment with Cisco you will have the limited time period specified in your Option Agreement to exercise your assumed CSS Option to the extent vested and outstanding at the time, generally a 3 month period, after which time your CSS Options will expire and NOT be exercisable for Cisco Stock.

To exercise your assumed CSS Option, you must deliver to Cisco (i) a written notice of exercise for the number of shares of Cisco Stock you want to purchase,
(ii) the adjusted exercise price, and (iii) all applicable taxes. The exercise notice and payment should be delivered to Cisco at the following address:

                             Cisco Systems, Inc.
                             170 West Tasman Drive
                             SJ-11-3
                             San Jose, CA 95134
                             Attention: Stock Administration

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and Cisco's rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan, and such terms may be different from the terms of your assumed CSS Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. Until your fully executed Agreement is received by Cisco's Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or your assumed CSS Options, please contact Kathy Zwern at 408-526-8045.

                                       CISCO SYSTEMS, INC.

                                       By:
                                            Larry R. Carter
                                            Corporate Secretary

                                 ACKNOWLEDGMENT

        The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her CSS Options hereby assumed by Cisco are as set forth in the Option Agreement, the Plan, and such Stock Option Assumption Agreement.

DATED:__________________, 2000
                                        ----------------------------------------
                                                 <<EMPLOYEE>>, OPTIONEE